Exhibit 1

PRESS RELEASE

Cyren Launches GoCloud Partner Program

New global channel program enables partners to drive growth and revenue with industry-leading cloud security products

McLean, VA – September 6, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud security, today announced the launch of its GoCloud Partner Program, a new global channel program that provides resellers, managed service providers, and distributors with the opportunity to predictably grow recurring revenue streams through 100% cloud security products.

Following its recent announcement of a strategic distribution agreement with Arrow Electronics, Cyren’s GoCloud Partner Program is built to be simple yet highly profitable for partners. They have access to products that are easy to demo, easy to sell, and highly compelling among today’s security buyers. The new multi-tier program provides partners with an efficient means to grow predictable and recurring revenue streams, and the newly launched partner portal includes numerous features including a personalized channel experience, online training and certification, comprehensive deal registration, a robust library of content and sales tools, and more.

“We built the GoCloud Partner Program with three fundamental goals in mind,” said Lior Samuelson, Chairman and CEO of Cyren. “First, to recruit key partners that are focused on offering cloud security products to their customers as a priority. Second, to provide sales and marketing enablement tools that help partners sell cloud security effectively and profitably. Last, and most important, to reward partners by adding profitable cloud security solutions to their portfolio. Cyren products arm partners with powerful email and web security solutions that simultaneously deliver speed of detection and breadth of protection – along with program support that enables rapid success.”

Designed around the fundamental belief that security is a race against time, Cyren’s next generation products successfully stop cyber threats on the web and in email faster and better than traditional security vendors. Highly effective, easy to deploy, and presented in a single, easy-to-manage dashboard, Cyren’s channel-friendly solutions are powered by Cyren GlobalView™, a cloud platform that identifies emerging internet threats in seconds by analyzing more than 25 billion transactions generated by 1.3 billion users each day. GlobalView’s proprietary detection engines leverage big data analytics, machine learning, advanced heuristics, recurrent pattern detection and behavioral learning in a single-pass architecture to deliver fault-tolerant, massively scalable, real-time threat detection at the speed of the cloud.

Cyren’s GoCloud Partner Program is a multi-tier program that is available globally, and includes a powerful mix of support, incentives and technical enablement, as well as efficient sales cycles averaging just 45-60 days. Partners will have access to sell Cyren's complete suite of award-winning, cost-effective and easy-to-manage internet SaaS security products, including:

●	Cyren Email Security – a comprehensive cloud-based secure email gateway that filters an organization's inbound and outbound email to protect users from spam, phishing, evasive malware, business email compromise, ransomware, and more. Cyren Email Security's advanced threat protection capabilities include a patent-pending cloud sandbox array, impostor protection, time of click protection, and an add-on email archiving service provides easy-to-use eDiscovery and helps meet regulatory compliance.

●	Cyren Web Security – a 100% cloud-delivered secure web gateway that protects employees from advanced malware, ransomware and phishing wherever they are, and on whatever device they may be using. Powerful policy and reporting capabilities deliver unprecedented real-time visibility into web usage, including “shadow IT” discovery and control.

●	Cyren DNS Security – a DNS-based web filtering service to quickly and easily protect employees in offices, customers at stores, students on campus, or guest Wi-Fi users. Simple to set up, Cyren DNS Security can block malicious phishing and botnet sites, stop people from accessing porn or gambling sites, enforce “safe search”, ensuring a good web experience for users and protecting an organization’s brand.

With data centers worldwide, Cyren’s real-time intelligence and processing power inspects web and email traffic before it reaches a user’s browser or inbox. Cyren blocks an average of 300 million threats each day, including many of the most sophisticated phishing, malware and ransomware attacks that most security vendors miss. Companies like Google and Microsoft depend on Cyren every day to power their security – and Cyren’s channel program is designed to arm enterprises of all sizes with the next-generation detection needed to protect against today’s cyberattacks.

More information is available at partner.cyren.com

About Cyren

More than 1.3 billion users around the world rely on Cyren's 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world's largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect and first to protect at www.cyren.com

Blog: blog.cyren.com
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Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com